冠軍科技集團
CHAMPION TECHNOLOGY

04 FEB 24 AM 7:21

20 February 2004

Securities & Exchange Commission, USA
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
(Fax: 1-202-9429624)

By fax & by mail

04010031

SUPPL

Re: Champion's File#82-3442

The enclosed announcement of Champion Technology Holdings Limited, whose shares were traded over-the-counter by means of American Depositary Receipts, is for your information.

Regards,

Shirley Ha

c.c. Emi Mak, Citibank, N.A. (By e-mail only)

Encl.

PROCESSED
FEB 24 2004
THOMSON FINANCIAL

dw 2/24

CHAMPION TECHNOLOGY HOLDINGS LIMITED
冠軍科技集團有限公司*

(continued in Bermuda with limited liability)
(the "Company")

PLACING AGENTS

Sun Hung Kai International Limited Galileo Capital Limited 京利融資有限公司

PLACING OF EXISTING SHARES AND SUBSCRIPTION FOR NEW SHARES UNDER GENERAL MANDATE

The Vendor holds about 33.13% interest in the Company as at the date of this announcement.

On 16th February, 2004, the Vendor and the Placing Agents entered into the Placing Agreement, pursuant to which the Vendor agreed to place, through the Placing Agents, initially up to 100,000,000 existing Shares (representing about 9.74% of the Company's existing issued share capital and about 8.55% of its issued share capital as enlarged by the Subscription described below) owned by the Vendor at a price of HK$1.68 per Share (representing a discount of approximately 7.69% to the closing price of HK$1.82 per Share on the Stock Exchange on 16th February, 2004), and the Vendor entered into a conditional agreement with the Company for the subscription of new Shares which number shall be equal to that of the Placing Shares and Option Shares successfully placed under the Placing at the same price.

The Vendor has also granted the Option to the Placing Agents to place additional Shares, which should not be less than 30,000,000 Shares and not more than 100,000,000 Shares (when aggregated with the Placing Shares should not be less than 130,000,000 Shares and not more than 200,000,000 Shares). On 17th February, 2004, the Placing Agents exercised the Option to require the Vendor to place additional 43,000,000 Shares (when aggregated with the Placing Shares being 143,000,000 Shares).

The Placing Shares and the Option Shares will be sold by the Vendor to independent investors.

The Placing and the Subscription are effected to raise funds for the Company. On the basis that all Placing Shares are placed under the Placing, the Company will raise net proceeds of approximately HK$158 million. The Company will raise additional net proceeds of approximately HK$68 million from placing of the Option Shares. The Company does not have any specific plan as regards the use of these proceeds other than as general working capital.

On the basis that all the Placing Shares and 43,000,000 Option Shares are placed and no further new Shares will be issued prior to completion of the Placing and the Subscription, the holding of the Vendor and its concert parties in the Company will be reduced from about 33.13% to about 19.20% upon completion of the Placing and will be increased from about 19.20% to about 29.08% upon completion of the Subscription.

The Placing Agents have confirmed with the Vendor that the Option will not be further exercised before its expiry.

At the request of the Company, trading in Shares on the Stock Exchange has been suspended from 9:30 a.m. on 17th February, 2004. Application has been made for the resumption of trading in Shares on the Stock Exchange from 9:30 a.m. on 18th February, 2004.

PLACING AGREEMENT DATED 16TH FEBRUARY, 2004

On 16th February, 2004, Lawnside International Limited, Sun Hung Kai International Limited and Galileo Capital Limited entered into the Placing Agreement pursuant to which the Vendor agreed to place, through the Placing Agents, initially up to 100,000,000 Shares at HK$1.68 per Share on a best effort basis. The Placing is unconditional.

Vendor
The Vendor is a company incorporated in British Virgin Islands. It is wholly owned by Lanchester Limited, which is a company beneficially owned by a discretionary trust, the discretionary objects of which include Mr. Paul Kan Man Lok, a director and the chairman of the Company.

As at the date of this announcement, the Vendor holds 340,130,150 Shares (representing about 33.13% interest in the Company based on a total of 1,026,664,139 Shares in issue).

Number of Placing Shares
Initially up to 100,000,000 existing Shares, representing about 9.74% of the Company's existing issued share capital (and about 8.55% of its issued share capital as enlarged by the Subscription described below).

Placing Agents
Sun Hung Kai International Limited and Galileo Capital Limited

The Placing Agents are independent of, not connected with or acting in concert with the Vendor, Mr. Paul Kan Man Lok or any parties acting in concert with them respectively. They are not connected persons of the Company (as defined in the Listing Rules). They are also independent of and not connected with the chief executives, directors or substantial shareholders of the Company or its subsidiaries or any of their respective associates (as defined with the Listing Rules).

The Placing Agents have agreed to procure purchasers for initially up to 100,000,000 Placing Shares on a best effort basis.

The structure of the Placing is determined after arm's length negotiation between the Company and the Placing Agents.

Placees
The Placing Shares will be placed to not less than six placees (which are independent individual and/or institutional investors). The placees and their respective ultimate beneficial owners will be independent of and not connected with the Vendor or any parties acting in concert with it. They will be also independent of and not connected with the chief executives, directors or substantial shareholders of the Company or its subsidiaries or any of their respective associates (as defined in the Listing Rules) or parties acting in concert with any of them.

Placing Price
HK$1.68 per Placing Share, representing a discount of approximately 7.69% to the closing price of HK$1.82 per Share quoted on the Stock Exchange on 16th February, 2004 and a discount of approximately 1.41% to the average closing price of HK$1.704 per Share quoted on the Stock Exchange for the 10 trading days up to and including 16th February, 2004.

The Placing Price is determined after arm's length negotiation between the Company and the Placing Agents, and all the Directors consider that the terms of the Placing and Subscription are fair and reasonable so far as the Company and the Shareholders are concerned and in the interest of the Shareholders as a whole.

Rights
The Placing Shares are sold free from all third party rights and together with all rights and dividends and distributions declared, paid or made in respect thereof on or after completion.

Completion of Placing
The Placing is not subject to any condition save for the right of the Placing Agents to terminate the Placing Agreement mentioned below. It is scheduled that the Placing will be completed on or before 4:00 p.m. on the second Business Day after lifting of the suspension and resumption of trading in Shares on the Stock Exchange pending the release of this announcement, or such other later date as the Vendor and the Placing Agents may agree.

Option
Under the Placing Agreement, the Vendor has granted the Option to the Placing Agents exercisable jointly by the Placing Agents (in their sole and absolute discretion) at any time during the period commencing on the date of the Placing Agreement and ending at 10:00 p.m. (Hong Kong time) on the second day after the date of the Placing Agreement to require the Vendor to place additional Shares which should not be less than 30,000,000 Shares and not more than 100,000,000 Shares to such person or persons as the Placing Agents (in its sole and absolute discretion) shall direct, at the Placing Price. Such purchasers shall be independent of and not connected with any directors, chief executives or substantial shareholders of the Company or its subsidiaries or any other of their respective associates (as such terms are defined in the Listing Rules) or parties acting in concert with any of them.

The Option shall be exercisable in whole or in part and from time to time, during the Option Period. The Option shall be exercised by written notice (the "Option Notice") served by the Placing Agents on the Vendor at any time during the Option Period setting out the number of Option Shares in relation to which that Option Notice relates and the time, date and method of payment and delivery for such Option Shares. Any such time and date of payment and delivery shall be determined by the Placing Agents, but shall not be earlier than 24 hours after the time of the giving of the Option Notice or later than five Business Days after the exercise of the Option.

On 17th February, 2004, the Placing Agents exercised the Option in part to require the Vendor to place additional 43,000,000 Shares (when aggregated with the Placing Shares being 143,000,000 Shares).

The Placing Agreement may be terminated by the Placing Agents upon occurrence of certain events. Such events include the introduction of new law or regulation; or the occurrence of any local, national or international event; or change of a political, military, financial, economic nature; or a change in market conditions or combination of circumstances in Hong Kong, which in the reasonable opinion of the Placing Agents, materially and adversely affect the business or the trading position of the Company or the success of the Placing; or suspension of trading of Shares on the Stock Exchange for 7 consecutive days or more.

The Placing Agents have confirmed with the Vendor that the Option will not be further exercised before its expiry.

SUBSCRIPTION AGREEMENT DATED 16TH FEBRUARY, 2004

On 16th February, 2004, the Company and the Vendor entered into the Subscription Agreement under which the Company conditionally agreed to allot and issue and the Vendor conditionally agreed to subscribe for the number of new Shares equivalent to the number of Placing Shares and the Option Shares successfully placed by the Placing Agents.

Subscriber

The Vendor

Number of Subscription Shares

The number of new Shares to be subscribed by the Vendor shall be equal to the number of Placing Shares and the Option Shares successfully placed under the Placing.

Assuming all the Placing Shares and the Option Shares are placed, the number of Subscription Shares represents about 13.93% of the Company's existing issued share capital and about 12.23% of its issued share capital as enlarged by the Subscription.

Price

HK$1.68 per Share, same as the Placing Price.

The Company will bear all the costs and expenses in respect of the Placing and Subscription.

Mandate to issue the Subscription Shares

The Subscription Shares are to be issued under the general mandate granted to the Directors pursuant to the resolution of the Shareholders passed on 2nd February, 2004. The Company had no intention to issue securities at the time such mandate was granted and no part of the mandate has been utilized since its date of grant.

Ranking:

The Subscription Shares, when fully paid, will rank equally with the existing issued shares of the Company.

Conditions of the Subscription:

The Subscription is conditional upon:

(a) the completion of the Placing;

(b) the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Subscription Shares; and

(c) the Executive Director of the Corporate Finance Division of the SFC waiving any obligation of the Vendor to make a general offer for all the issued shares and outstanding convertible securities of the Company as a result of the Subscription, if applicable.

None of the above conditions can be waived by the parties to the Subscription Agreement.

The Company will apply to the Listing Committee of the Stock Exchange for listing of and permission to deal in the Subscription Shares.

If the conditions of the Subscription are not fulfilled within 14 days from the date of the Subscription Agreement (or such later date as the parties may mutually agree and subject to compliance with the Listing Rules), the Subscription Agreement will lapse.

Completion of Subscription:
After the conditions of the Subscription have been fulfilled and in any event within 14 days of the date of the Placing Agreement (or such later date as the parties may agree and subject to compliance with the Listing Rules).

Reason for the Placing and Subscription and use of proceeds of Subscription:
The Placing and the Subscription are effected to raise funds for the Company. On the basis that all Placing Shares are placed under the Placing, the Company will raise net proceeds of approximately HK$158 million. The Company will raise additional net proceeds of approximately HK$68 million from placing of the Option Shares (based on 43 million Shares). The Company does not have any specific plan as regards the use of these proceeds other than as general working capital.

The Company takes advantage of the current favourable stock market conditions to raise funds in order to strengthen the general working capital position of the Company.

The Company carried out the following fund raising exercises within 12 months from the date of this announcement:

Date of announcement	Event	Approximate net proceeds	Use of proceeds
3rd December, 2003 5th December, 2003	Placing and subscription of 112.3 million Shares	HK$171 million	General working capital
26th September, 2003	Issue of convertible bonds	US$8,000,000 (equivalent to HK$62,400,000)	General working capital

The Directors have confirmed that the use of the proceeds raised from the above two exercises, as stated in the previous announcements, has not been changed.

Effects of Placing and Subscription on shareholding structure
On the basis that all the Placing Shares and 43,000,000 Option Shares are placed and no further new Shares will be issued prior to completion of the Placing and the Subscription, the holding of the Vendor and its concert parties in the Company will be reduced from about 33.13% to about 19.20% upon completion of the Placing and will be increased from about 19.20% to about 29.08% upon completion of the Subscription.

	Before Placing and Subscription		After Placing but before Subscription (note 1)		After Placing and Subscription (note 2)	
	Number of Shares	*(%)*	*Number of Shares*	*(%)*	*Number of Shares*	*(%)*
The Vendor *(note 3)*	340,130,150	33.13	197,130,150	19.20	340,130,150	29.08
Placees	–	–	143,000,000	13.93	143,000,000	12.23
Public	686,533,989	66.87	686,533,989	66.87	686,533,989	58.69
Total	1,026,664,139	100	1,026,664,139	100	1,169,664,139	100

Notes:

1. Based on all the Placing Shares and Option Shares have been placed.

2. Based on 143,000,000 Subscription Shares have been subscribed.

3. The Vendor does not have any concert party holding Shares in the Company.

Information for Shareholders
The Company and its subsidiaries are principally engaged in the design, development and manufacture of telecommunications equipment and systems; setting up and development of Internet based knowledge systems and networks; software and proprietary technologies; and provision of telecommunications networks.

At the request of the Company, trading in Shares on the Stock Exchange has been suspended from 9:30 a.m. on 17th February, 2004. Application has been made for the resumption of trading in Shares on the Stock Exchange from 9:30 a.m. on 18th February, 2004.

TERMS AND DEFINITIONS

"Business Day"	any day other than a Saturday on which banks in Hong Kong are generally open for business
"Company"	Champion Technology Holdings Limited, a company continued in Bermuda with limited liability and the Shares of which are listed on the Stock Exchange
"Directors"	directors of the Company
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Option"	the option granted by the Vendor to the Placing Agents, exercisable jointly by the Placing Agents (in their sole and absolute discretion) at any time during the Option Period to require the Vendor to place additional Shares which should not be less than 30,000,000 Shares and not more than 100,000,000 Shares (when aggregated with the Placing Shares should not be less than 130,000,000 Shares and not more than 200,000,000 Shares)
"Option Period"	the period commencing on the date of the Placing Agreement and ending at 10:00 p.m. (Hong Kong time) on the second day after the date of the Placing Agreement
"Option Shares"	additional 43,000,000 Shares to be placed by the Placing Agents under the Option exercised by the Placing Agents
"Placing"	the placing of initially up to 100,000,000 Shares and the Option Shares beneficially owned by the Vendor pursuant to the Placing Agreement
"Placing Agents"	Sun Hung Kai International Limited and Galileo Capital Limited, investment advisers and licensed corporations under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Placing Agreement"	a placing agreement between the Vendor and the Placing Agents dated 16th February, 2004 in relation to the Placing and the Option
"Placing Price"	HK$1.68 per Placing Share
"Placing Shares"	a total of initially up to 100,000,000 Shares beneficially owned by the Vendor and to be placed pursuant to the Placing Agreement
"SFC"	the Securities and Futures Commission
"Shares"	ordinary shares of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	holders of Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	the subscription for the Subscription Shares pursuant to the Subscription Agreement
"Subscription Agreement"	a conditional subscription agreement between the Company and the Vendor dated 16th February, 2004 in relation to the Subscription
"Subscription Shares"	new Shares equivalent to the number of Placing Shares and the Option Shares successfully placed by the Placing Agents to be subscribed by the Vendor pursuant to the Subscription Agreement
"Vendor"	Lawnside International Limited, a company incorporated in British Virgin Islands with limited liability and a substantial shareholder of the Company, which holds approximately 33.13% of the Company's issued share capital as at the date of this announcement
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

"%" per cent.

By order of the Board
Paul Kan Man Lok
Chairman

Hong Kong, 17th February, 2004

The directors of the Company jointly and severally accept full responsibility for the accuracy of information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in the announcement, the omission of which make any statement in this announcement misleading.

* *for identification purpose only*

Please also refer to the published version of this announcement in The Standard.